                                                                     Exhibit 8.2




September 13, 2001





Board of Directors
Ledger Capital Corp.
5555 N. Port Washington Road
Glendale, WI 53217

Ladies and Gentlemen:

         We have acted as counsel to Ledger Capital Corp. ("Ledger") in connection with the proposed merger (the "Merger") of Ledger with and into Anchor BanCorp Wisconsin Inc. ("Anchor"), pursuant to the terms of the Agreement and Plan of Merger (the "Agreement") dated June 15, 2001 between Ledger and Anchor. At your request and pursuant to Section 7.3(d) of the Agreement, we are rendering our opinion with respect to certain federal income tax consequences of the Merger. Capitalized terms not otherwise defined herein have the meanings specified in the Agreement.

         In connection with our opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement;
(ii) the Proxy Statement-Prospectus of Anchor and Ledger included as part of the Registration Statement on Form S-4 filed by Anchor and Ledger with the Securities and Exchange Commission (the "Proxy Statement-Prospectus"); (iii) the Application H-(e)3 filed by Anchor with the Office of Thrift Supervision (the "Application"); and (iv) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering this opinion, we also have received and relied upon the written factual representations of Ledger and Anchor, which factual representations we have neither investigated nor verified.

         We have also assumed that the transactions contemplated by the Agreement will be consummated in accordance with the Agreement and as described in the Proxy Statement-Prospectus and the Application and that the Proxy Statement-Prospectus and Application are accurate and complete in all material respects.

         Based upon and subject to the foregoing, and the conditions and limitations expressed elsewhere herein, it is our opinion that:

Board of Directors
Ledger Capital Corp.
September 13, 2001
Page 2



         1. The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and Anchor and Ledger will be "parties to a reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by Ledger as a result of the Merger.

         3. No gain or loss will be recognized by those shareholders of Ledger who receive Anchor Common Stock solely in exchange for their shares of Ledger Common Stock, except that those shareholders of Ledger who receive cash in lieu of fractional shares will be required to recognize gain attributable to such fractional shares determined as though such fractional shares had been redeemed.

         4. Those shareholders of Ledger who receive only cash in exchange for their Ledger Common Stock will recognize gain or loss equal to the difference between the amount of cash received and the aggregate tax basis in their Ledger Common Stock.

         5. The gain, if any, realized by those shareholders of Ledger who receive Anchor Common Stock and cash in exchange for their Ledger Common Stock will be recognized by each such shareholder (but in an amount not in excess of the amount of cash received) and no loss shall be recognized by such a shareholder on the exchange.

         6. Provided that those Ledger shareholders who receive cash in the Merger held their Ledger Common Stock as a capital asset on the effective date of the Merger, the gain they recognize will be capital gain (except that in very limited circumstances, which we do not believe are likely to be present in this case, the gain recognized by a Ledger shareholder who elects to receive a combination of Anchor Common Stock and cash could be taxable as ordinary income).

         7. The basis of the Anchor Common Stock received by the shareholders of Ledger will, in each instance, be the same as the basis of Ledger Common Stock surrendered in exchange therefor (adjusted for any fractional shares deemed to have been redeemed), decreased by the amount of cash received, and increased by the amount of cash that is treated as dividend (if any), and increased by the amount of gain recognized on the exchange, not including any portion of that gain that is treated as a dividend.

         8. The holding period of Anchor Common Stock received by each shareholder of Ledger in the Merger will include the holding period of Ledger Common Stock exchanged therefor, provided that such shareholder held such Ledger Common Stock as a capital asset within the meaning of Section 1221 of the Code on the Effective Time.

         We express no opinion with regard to (i) the federal income tax consequences of the Merger not explicitly addressed by this opinion, including, for example, the tax consequences to those

Board of Directors
Ledger Capital Corp.
September 13, 2001
Page 3

Ledger shareholders who received their Ledger Common Stock in connection with the performance of services or through the exercise of stock options and (ii) federal, state, local or foreign taxes not specifically referred to and discussed herein. Our opinions are based on the Code, Treasury Regulations thereunder, administrative rulings and practice and court decisions as of the date hereof. All the foregoing are subject to change (which change could be retroactive), and any such change could affect the continuing validity of our opinions.

         Our opinions are not binding on the Internal Revenue Service (the "Service") and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more of our opinions or that our opinions will be upheld by the courts if challenged by the Service. Our opinions are not guarantees.

         We assume no obligation or responsibility to update or supplement our opinions to reflect any facts or circumstances that may hereafter come to our attention, any changes in laws that may hereafter occur, or to inform you of any change in circumstances occurring after the date of these opinions that would alter the opinions rendered herein.

         As noted above, our opinions are based on the documents and assumptions referred to herein, and upon certain representations made to us by Ledger and Anchor. If any such document, assumption or representation is inaccurate in any material respect now or at the Effective Time, any or all of our opinions may become inapplicable.

         This opinion is solely for the benefit of Ledger and its shareholders and may not be relied upon in any manner by any other person or entity.

         We consent to use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.


                                         Very truly yours,



                                         /s/ MICHAEL BEST & FRIEDRICH LLP